Exhibit 99.1

7 September 2022

OKYO Pharma Limited

(“OKYO” or “Company”)

Result of Annual General Meeting

The board of directors of OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO), a bio-pharmaceutical company focused on developing an innovative approach to dry eye care and ocular pain, is pleased to announce that at the Annual General Meeting (“AGM”) of the Company held earlier today all resolutions were duly passed.

The result of the poll, including the proxy voting, is as follows:

		For		Against		Discretion		Withheld		For + Discretion
Resolution	Description	Votes	% Votes Cast	Votes	% Votes Cast	Votes	% Votes Cast	Votes	Total Votes Cast (excl. Votes Withheld)	Votes	% Votes Cast
RES:001	REPORT AND ACCOUNTS	560,824,152	99.99852%	325	0.00006%	8,000	0.00143%	3,000	560,832,477	560,832,152	99.99994%
RES:002	REMUNERATION REPORT	560,789,302	99.99252%	33,975	0.00606%	8,000	0.00143%	4,200	560,831,277	560,797,302	99.99394%
RES:003	RE-ELECT MR W SIMON	560,823,652	99.99843%	825	0.00015%	8,000	0.00143%	3,000	560,832,477	560,831,652	99.99985%
RES:004	RE-ELECT DR.G S. JACOB	560,823,652	99.99843%	825	0.00015%	8,000	0.00143%	3,000	560,832,477	560,831,652	99.99985%
RES:005	RE-ELECT MR J BRANCACCIO	560,823,652	99.99843%	825	0.00015%	8,000	0.00143%	3,000	560,832,477	560,831,652	99.99985%
RES:006	RE-ELECT MR G CERRONE	560,812,452	99.99643%	12,025	0.00214%	8,000	0.00143%	3,000	560,832,477	560,820,452	99.99786%
RES:007	RE-ELECT MR.B DENOYER	560,812,952	99.99673%	10,325	0.00184%	8,000	0.00143%	4,200	560,831,277	560,820,952	99.99816%
RES:008	APPOINTMENT OF AUDITORS	560,823,652	99.99843%	825	0.00015%	8,000	0.00143%	3,000	560,832,477	560,831,652	99.99985%
RES:009	DIRECTORS TO ALLOT SHARES	560,822,952	99.99852%	325	0.00006%	8,000	0.00143%	4,200	560,831,277	560,830,952	99.99994%
RES:010	PRE-EMPTION RIGHTS	560,789,802	99.99260%	33,475	0.00597%	8,000	0.00143%	4,200	560,831,277	560,797,802	99.99403%

Further information on votes:

As at 17 August 2022, there were 1,415,040,468 ordinary shares in issue. Shareholders are entitled to one vote per ordinary share. Any vote withheld is not a vote in law and so has not been included in the calculation of the proportion of votes for and against any Resolution.

The resolutions were all passed on a poll, with votes cast in accordance with proxy voting instructions submitted to the Company by the relevant deadline, together with those cast at the AGM itself, and will be available on the National Storage Mechanism, https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The result of poll and proxy voting will also be available on the Company’s website, www.okyopharma.com.

Enquiries:
OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer Gabriele Cerrone, Non-Executive Chairman	Tel: +44 (0)20 7495 2379

Optiva Securities Limited (Broker)	Robert Emmet	Tel: +44 (0)20 3981 4173